EXHIBIT 99.77I

Effective on June 23, 2003, the articles supplementary that define the terms of Series A, B, C, D and E of the Fund's remarketed preferred stock were amended in order to increase the maximum dividend rates payable on this class of stock. The maximum dividend rate for each series continues to be calculated as a specified percentage of the "AA" Composite Commercial Paper Rate in effect on the date the dividend is set. This percentage varies depending on the credit ratings assigned to the applicable series by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services. The June 23, 2003 amendment increased the percentages applicable to each rating level in order to enable the remarketing agent to set a competitive market dividend rate at each remarketing date that will enable all tendering holders to sell their preferred shares at a price equal to their liquidation value of $100,000. The IRS has issued a private letter ruling confirming the Fund's ability, after effecting the amendment, to continue to designate dividends paid on the preferred shares as eligible for the "dividends received deduction" for federal income tax purposes. The complete text of the amendment is attached as an exhibit to this filing.